Exhibit 14


The
Gabelli
Funds





	IRA
INFORMATION


DISTRIBUTOR
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580-1435
1-800-GABELLI
(1-800-422-3554)


How to Open an Individual Retirement Account
With The Gabelli Funds

The following documents are needed to establish your IRA Plan:

	(a)  An Individual Retirement Account Application.
	(b)  One copy of the Custodial Agreement for your records
(included herein).
	(c)  Disclosure Statement (included herein).
	(d)  Fund Prospectus.

1.	Review carefully the enclosed material, including the Prospectus and the Disclosure Statement.

2.	If you are transferring an existing IRA Plan, see instructions below.

3.	Complete, sign and date the Application.

4.	For a spousal IRA, each spouse must complete, sign and date a separate Application.

5.	Make your check(s) payable to the specific Gabelli Fund in which you are investing for your contribution(s). The minimum initial contribution is shown on the Account Application.

6.	Indicate the tax year(s) for which this (and any subsequent)
contribution applies. Note: If no tax year is given, the custodian will assume the contribution applies to the calendar year in which it is received.

7.	Make a separate check payable to State Street Bank and Trust Co.
for the $5.00 acceptance fee ($10.00 if spousal is included since a separate account must be set up) to establish your IRA[s], otherwise the fee will be deducted from your contribution.

8.	Mail the form(s) along with your check(s) to:

					The Gabelli Funds
					P.O. Box 8308
					Boston, MA  02266-8308

9.	For assistance, call 1-800-GABELLI (1-800-422-3554).

To Transfer Your Existing IRA Plan
to The Gabelli Funds

1.	Follow the instructions as described above to open an IRA Plan.

2.	For each account to be transferred, complete the entire Transfer
Request Form, instructing your present Custodian/Trustee to transfer the assets of your existing IRA to State Street Bank and Trust Co. as successor. (Consult your present Custodian/Trustee for any special additional forms that may be required, e.g. signature guarantees, etc.)

3.	Send the Transfer Request Form(s) with your IRA application(s) to establish your account(s) to State Street Bank and Trust Co.

4.	The transfer of your funds to a Gabelli Funds IRA will be
completed by State Street Bank and Trust Co. and your present
Custodian/Trustee.

CUSTODIAL FEE SCHEDULE
	$5.00 acceptance fee per account on initial application.
	$10.00 annual maintenance fee per Social Security number. (To be charged automatically or you may make payment separately.)

	Photocopies of any form are acceptable. Signatures must be original.



THE GABELLI FUNDS
DISCLOSURE STATEMENT
APPLICABLE TO INDIVIDUAL RETIREMENT ACCOUNTS


	It is required that you be given this Disclosure Statement for the purpose of ensuring that you are informed and understand the nature of an Individual Retirement Account ("IRA") sponsored by Gabelli Funds, Inc. This Disclosure Statement explains the rules governing IRAs, including the rules adopted by the Tax Reform Act of 1986 which took effect on January 1, 1987.

	Your Right to Revoke this IRA. You may revoke this IRA at any time within seven (7) days after the later of the date you received this Disclosure Statement or the day you established this IRA. For purposes of revocation, it will be assumed that you received the Disclosure Statement no later than the date of your check or transfer direction with which you opened your IRA. To revoke the IRA, you must either mail or deliver a notice of revocation to the following address:

					The Gabelli Funds
					P.O. Box 8308
					Boston, MA  02266-8308

	If after you have established an IRA and during the period in which you are entitled to revoke the IRA, there becomes effective a material adverse change in the information set forth in the Disclosure Statement or a material change in the governing instrument used in establishing the IRA, you are entitled to revoke your IRA on or before a date not less than seven days after the date on which you receive such amendment under the same revocation procedure set forth above.

	If a notice of revocation is mailed, it shall be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of certification or registration) if it is so deposited in the mail in the United States, first class postage prepaid and properly addressed. If you revoke your IRA, you are entitled to a return of the entire amount contributed.

TYPES OF IRAS; ELIGIBILITY

	In General. There are several types of IRAs. For example, there is a "Regular IRA" to which you may make contributions for yourself. There is also a "Spousal IRA" which you may be able to set up for your non-working spouse. There is also a "Rollover
IRA" which you can set up to receive assets from a qualified plan, annuity or another IRA. Finally, there is a SEP-IRA (which is also known as a Simplified Employee Pension Plan) which your employer can establish for you. Following is a general description of the rules which apply to each of these types of IRAs and who is eligible to establish them.

	Regular IRA. You may contribute up to the lesser of $2,000 or 100% of your compensation if you have not reached age 70 1/2 during the taxable year. You may make this contribution even if you or your spouse is an active participant in a qualified employer plan. However, as explained below, the amount of the contribution which you may deduct may be limited. Compensation includes wages, salary, commissions, bonuses, tips, etc. but does not include income from interest, dividends or other earnings or profits from property, or amounts not includible in your gross income.

	Spousal IRA. You may contribute to your IRA and an IRA for your non-working spouse if: (1) you have received compensation during the taxable year and (2) you file a joint income tax return for the year with your spouse. Under such an arrangement, you may qualify for a total deduction equal to the lesser of $2,250 or 100% of your compensation for the taxable year. You can determine how to divide the contribution between the two accounts but you cannot contribute more than $2,000 annually into either one. While you cannot contribute to your IRA in the taxable year in which you reach 70 1/2, you can still contribute to your spouse's IRA if he or she has not reached 70 1/2. A Spousal IRA does not involve the creation of a joint account.
The account of each spouse is separately owned and treated independently from the account of the other spouse.

	Rollover IRAs. All or a portion of certain distributions from qualified retirement plans, annuities and other IRAs may be "rolled over" tax-free within sixty (60) days after receipt of the distribution without regard to the limits on deductible contributions, but no deduction is allowed with respect to such a contribution. The amount rolled over cannot exceed the fair market value of all property received, reduced by employee contributions (except voluntary deductible employee contributions made pursuant to a qualified plan). Under certain circumstances, the law allows you to make a contribution from an IRA into a qualified pension or profit-sharing plan, qualified annuity plan, or tax-sheltered annuity or custodial account; however, such a contribution cannot be made from an IRA to which you have made any contributions. Certain partial distributions from qualified plans which you or your surviving spouse receive may also be rolled over to a rollover IRA. You can also transfer assets you hold in one IRA to another IRA by directing the current trustee or custodian to transfer those assets directly to the new IRA. You can direct such a so-called "trustee to trustee transfer" at any time. However, you may make a rollover from one IRA to another IRA only once during a one year period. A decision to make a rollover from a qualified plan, as signified by checking the rollover box on the Applicable, is irrevocable.

	Rollover amounts you receive may not be deposited in your spouse's IRA, but if you should die while still a participant in a qualified plan, in certain cases your spouse may be allowed to make a tax-free rollover to an IRA of all or any part of the assets distributed from the qualified plan, excluding any contributions (other than voluntary deductible employee contributions) made by you to such plan. The amount of the death payout rolled over by a spouse into an IRA may not subsequently be rolled over into another employer's qualified plan or annuity.

	Strict requirements must be met to qualify for tax-free rollover treatment. You should consult your personal tax adviser in connection with rollovers to and from your IRA.

	Simplified Employee Pension (SEP) - IRA. An employer may adopt a SEP-IRA and contribute to your SEP-IRA even if you are covered by another retirement plan. The maximum contribution is 15% of your compensation (computed without regard to the contribution) or $30,000 (or such amount as may be prescribed by the Secretary of the Treasury) whichever is less. The contributions are deductible by the employer and are generally not includible in your income until you receive distributions.
To establish a SEP-IRA, your employer must sign a SEP-IRA agreement and provide you with a copy of the agreement as well as certain information concerning the rules applicable to such plans. Your employer can satisfy these requirements by using Form 5303.SEP which is issued by the Internal Revenue Service.

CONTRIBUTIONS

	In General. As explained in this part, the amount of your IRA contributions which you can deduct is subject to limits. Except in the case of rollover contributions or trustee to trustee transfers, contributions to your Regular IRA, Spousal IRA or SEP-IRA must be in cash. Contributions to your Regular IRA or Spousal IRA may be made up to the due date for filing your tax return for the taxable year (excluding extensions thereof) even if you file before the due date. In making contributions, you must indicate the tax year to which the contribution applies. If no tax year is designated, the custodian will assume that the contribution is intended to apply to the calendar year in which it is received. The time limit for designating the applicable tax year is April 15th.

	Contributions made by an employer to your SEP-IRA for a calendar year may be made no later than the due date of your employer's tax return (including extensions). In making a SEP-IRA contribution, the tax year to which the contribution relates must also be specified or it will be deemed to relate to the calendar year in which it is received. In a SEP-IRA, this designation of the tax year of a contribution must be made by the due date for contributions described above.

	Deductible Contributions. If you are single and are not an "active participant" in a retirement plan maintained by your employer, you can deduct the full amount of your IRA contribution up to the lesser of $2,000 or 100% of your compensation for the year. If you are married and file a joint return, you can also deduct the full amount of your IRA contribution so long as neither you nor your spouse is an "active participant" in a retirement plan maintained by your respective employers. These plans include qualified pension, profit sharing, stock bonus or money purchase plans, 401k plans, SEP-IRAs, qualified annuity plans, tax sheltered annuities and custodial accounts and deferred compensation plans of governmental agencies. You are considered to an active participant in an plan if an employer contribution or forfeiture was credited to your account during the year in the case of a defined contribution plan or, in the case of a defined benefit plan, you are eligible to participate even if you choose not to. You are considered to be an active participant in a plan if you make a contribution to the plan during a year even if your employer does not. For active participation, it does not matter whether any interest you have in a plan is vested or unvested.

	If you or your spouse is an active participant in a plan, the amount of the deduction you can claim for an IRA contribution is reduced or totally denied depending upon the amount by which your adjusted gross income for the year exceeds the "applicable dollar amount". The applicable dollar amount is $25,000 for single people and $40,000 for married individuals filing a joint tax return. If you are married but are filing separate tax returns, your applicable dollar amount is $0.

	If your adjusted gross income exceeds your applicable dollar amount by more than $10,000, you may not deduct any portion of your IRA contribution. However, if it is between $0 and $10,000 more than your applicable dollar amount, you can claim a tax deduction for your contribution. To determine the amount of the deduction, follow these steps. First, determine the amount of the contribution you can make. If, for example, you have compensation in excess of $2,000 you could make a $2,000 contribution to your Regular IRA. Next, subtract the applicable dollar amount from your adjusted gross income. If you are single and your adjusted gross income is $30,000, the difference would be $5,000. Next divide this difference by $10,000. In the example $5,000/$10,000 equals 1/2. Accordingly, you may deduct 1/2 of your contribution. If the deduction limitation is not a multiple of $10, round the deduction to the next $10. If your adjusted gross income does not exceed $35,000 and you are single or $50,000 and you are married and file a joint return, you can deduct $200 regardless of how the computation comes out.

	Nondeductible Contributions. Even though you may not be entitled to claim a deduction for contributions to your IRA, you are still allowed to make the contributions to the extent described in "Types of IRAs", above. To the extent that the amount of your contribution exceeds the deduction limit, it is considered a nondeductible contribution. Earnings on these contributions are not taxed until distributed just like the earnings on deductible contributions. It may therefore be worthwhile making nondeductible contributions.

	You are required to specify on your tax return the amount of your nondeductible contribution. If you overstate this amount, you may be liable for a tax penalty of $100 per overstatement.

INVESTMENT AND HOLDING OF CONTRIBUTIONS

	Contributions to your IRA, and the earnings thereon, are invested in shares of a mutual fund managed by Gabelli Funds, Inc. and chosen by you in writing. The assets in your account are held in a custodial account exclusively for your benefit and the benefit of such beneficiaries as you may designate in writing delivered to the Custodian. The balance in your IRA represents a separate account which is clearly identified as your property and generally may not be combined for investment with the property of another individual. Your right to the entire balance in your account is nonforfeitable. No part of the assets of your account may be invested in life insurance contracts or in collectibles such as works of art, antiques, coins, stamps, etc.

DISTRIBUTION FROM YOUR IRA

	Distribution During Your Life. The law permits distributions to be made from an IRA any time after you attain age 59 1/2, and requires that distributions commence no later than April 1st following the calendar year in which you attain age 70 1/2. Distributions may be in the form of a single payment or, in accordance with regulations, in monthly, quarterly, or annual payments over your life, the joint lives of you and your designated beneficiary, or over a period certain not extending beyond your life expectancy or the joint life and last survivor expectancy of you and your designated beneficiary. If you direct distributions over your life or the joint lives of you and your designated beneficiary, the custodian will purchase an immediate annuity contract from an insurance company you choose with your IRA and your payments will be made under the annuity. You must provide a completed annuity application from the insurance company of your choosing.

	Any distribution instruction must specify the reason for the distribution. Examples of such reasons are: premature distribution (i.e. distributions before age 59 1/2), rollovers, disability, death, normal (59 1/2 or over), excess contribution returns and other.

	Distributions After Your Death. If you die after distributions have commended to you, the balance of your IRA must be distributed to your designated beneficiary at least as rapidly as under the method of distribution in effect prior to your death.

	If you die before the distribution of your interest has begun, the entire balance of the account must be distributed by December 31, of the year in which the 5th anniversary of your death occurs. However, distribution need not be made within this 5-year period if your beneficiary receives payments over a period measured by his or her life or life expectancy beginning no later than December 31 of the year following the year in which you die. If the beneficiary is your spouse, those installment payments don't have to begin until the later of December 31 of the year following the year in which you die or December 31 of the year in which you would have reached age 70 1/2. In addition, a distribution need not be made within 5 years of your death if your spouse is your beneficiary and he or she elects to treat the entire interest in the IRA (or remaining part of such interest if distribution has already begun) as his or her own IRA subject to the regular IRA distribution requirements. In such a case, your spouse is not your beneficiary, no additional cash contributions or rollover contributions may be accepted by the IRA.

INCOME AND PENALTY TAXES

	Income Tax Treatment. Income tax on deductible IRA contributions and earnings on both deductible and nondeductible IRA contributions is generally deferred until you receive distributions. If you have made both deductible and nondeductible contributions to IRAs you maintain, a portion of each distribution you receive from any IRA (whether it is the one to which you made nondeductible contributions) will be considered to be a return of nondeductible contributions and therefore not included in your income for tax purposes. The balance of each distribution will be taxed as ordinary income regardless of its original source. The amount of any distribution which is considered to be a return of nondeductible contributions (and therefore not taxed) is determined by multiplying the amount of the distribution by a fraction. The numerator of the fraction is the aggregate amount of nondeductible contributions you have made to all of your IRAs over the years and the denominator is the balance in all your IRAs at the end of the year (after adding back any distributions you received during the year). The aggregate amount which can be excluded from income for all years cannot exceed the amount of nondeductible contributions that you made in those years.

	Taxable distributions from your account are taxed as ordinary income regardless of their original source. They are not eligible for special tax treatment that may apply to lump sum distributions from qualified employer plans. A distribution from your account after you attain age 65 is eligible for the retirement income credit.

	Penalty Tax for Premature Distributions. Your IRA is intended to provide income for you upon retirement. Accordingly, the law generally imposes a penalty on premature distributions. If you receive a taxable distribution from the IRA before reaching age 59 1/2, a nondeductible 10% tax penalty will be imposed on the portion of the distribution which is included in your gross income. This penalty is in addition to any income tax you may pay on the distribution itself. The penalty does not apply to the extent that the distribution is considered a return of nondeductible contributions or a return of an excess contribution which is permitted tax-free (see below). The penalty also will not apply if the distribution is made due to your permanent disability or death, if the distribution is one of a series of substantially equal periodic payments made over your life (or life expectancy) or over the joint lives (or life expectancies) of you and your beneficiary. Further, the penalty does not apply in the case of a qualifying rollover distribution.

	Penalty Tax for Excess Contributions. Contributions to an IRA above the permissible limits are nondeductible and are subject to an annual nondeductible excise tax of 6% of the amount of such excess contributions for each year that the excess is not withdrawn or eliminated. The tax is paid by the person to whom a deduction is allowed or in the case of a Rollover IRA, by the person for whose benefit it is established. If the person who contributed the excess takes no deduction for it and withdraws the excess amount plus the net earnings attributable to such excess on or before the due date (including extensions) for filing the Federal income tax return for the year for which the contribution was made, the 6% excise tax will not be applied but the 10% tax on premature distributions will be applied to the amount of net earnings. Generally, if the excess is withdrawn after the due date (including extensions) for filing the tax return for the year for which the contribution was made, not only will the excess contribution be subject to the 6% excise tax, but the amount of such excess and the net income attributable to it will also be includible in income, and if you have not attained the age of 59 1/2, or are not disabled, you will also be subject to the previously mentioned 10% penalty tax on premature distributions. The law provides, however, that if an individual has made a contribution to an IRA for a year which does not exceed $2,250 (excluding rollover amounts) all or part of which is an excess contribution for which he did not claim a deduction, and he does not correct the excess contribution prior to the due date (including extensions) for filing his tax return for the year, he nevertheless may withdraw the excess amount contributed (without the net income attributable thereto) at any time without incurring the 10% penalty tax on premature distributions or being required to include the amount withdrawn in income. The 6% excise tax will be imposed even in this special situation for the year of the excess contribution and each subsequent year until the excess is withdrawn or eliminated.

	The rules discussed above generally apply to SEP-IRAs as well. The law also allows you to withdraw tax-free and without penalty an excess contribution, regardless of the amount, made with respect to a rollover contribution (including an attempted rollover contribution), if the excess contribution occurred because you reasonably relied on erroneous information required to be supplied by the plan, trust, or institution making the distribution that was the subject of the rollover.

	As an alternative to withdrawing excess contributions made to an IRA, such amounts may be eliminated by making reduced contributions; however, you will be required to pay the 6% excise tax on the amount of the excess for the year of the contribution and for each subsequent year until the amount of the excess is deducted in a later year for which you have not contributed the maximum deductible amount. If a contribution is made to your account in an amount less than the permissible limit in order to correct an excess contribution for a previous year for which you did not claim a deduction, under certain circumstances, taking into account the limits on contributions, you may be allowed to treat the amount of the reduction in the current year's contribution as an additional contribution for the current taxable year.

	Penalty Tax for Under Distribution. If after April 1st following the year in which you attain age 70 1/2, the amount distributed is less than the minimum amount required by law to be distributed, a 50% excise tax may be imposed on any such deficiency. The Internal Revenue Service may waive this penalty if the deficiency was due to reasonable error and reasonable steps are being taken to correct the deficiency.

	Penalty Tax for Excess Distributions. A 15% penalty tax is imposed on annual distributions from retirement arrangements (including IRAs) to the extent that such distributions in a year are considered "excess distributions". A distribution is an "excess distribution" if it exceeds $150,000 (or such higher amount as may be specified by the IRS) during any calendar year. This $150,000 amount will be $112,500 if you elect to have your distribution governed under certain tax rules. You should discuss how this rule applies to you and how you make this election with your tax adviser.

	Prohibited Transactions and Pledging Account Assets. If during any taxable year you engage in a so-called "prohibited transaction" with respect to your IRA, the account will lose its tax-exempt status. In this event, the fair market value of all account assets valued as of the first day of such taxable year will be deemed distributed to you and includible in your gross income. These prohibited transactions would include borrowing money from your account. If you pledge your account or any portion thereof as security for a loan, such pledged portion will be deemed distributed to you and, to the extent that it does not represent a return of nondeductible contributions, includible in your gross income. If you have not yet attained age 59 1/2, an additional tax equal to 10% of the amount pledged will be imposed on such funds includible in gross income. If your spouse engages in a prohibited transaction with respect to his or her account, the results will be the same.

MISCELLANEOUS

	Federal Income Tax Withholding. Distributions from an IRA to the covered individual or to a beneficiary are subject to Federal income tax withholding unless the covered individual or beneficiary elects to have no withholding apply. The current withholding rate required by the Internal Revenue Code is 10%. Additional information concerning withholding and election forms will be available no later than at the time a distribution is requested.

	Federal Estate and Gift Taxes. Generally, your IRA will be included in your estate for Federal estate tax purposes. If your spouse is your beneficiary, your IRA may qualify for a deduction for purposes of that tax. An election under an IRA to have a distribution payable to a beneficiary on the death of the covered individual will not be treated as a gift subject to Federal gift tax.

	Reports to the Internal Revenue Service. You are not required to file Form 5329 with the IRA unless you owe one of the IRA penalty taxes. These are the taxes on excess contributions, premature distributions, prohibited transactions and under distributions after age 70 1/2.

	Financial Information. The growth in value of the mutual fund shares held in your account can neither be guaranteed nor projected.

	Custodian Charges. State Street Bank and Trust Co. as the Custodian of your IRA currently charges an acceptance fee of $5.00 per IRA application, and an annual maintenance fee of $10.00 per taxpayer for all Gabelli Fund accounts in which you have an investment. An additional $10.00 fee is charged for each disbursement, other than an automatic installment payout. In the case of a payroll deduction IRA, the acceptance fee and the annual maintenance fee may not be imposed if your employer supplies the initial and subsequent information required by the Custodian on compatible magnetic tape.

	The Custodian may change any of the above fees from time to time. Further information regarding charges in connection with the administration of your IRA is contained in the Application and Fund prospectus.

	IRS Approval Status. Your IRA has been approved by the Internal Revenue Service but this determination relates only to form and not to the merits of your account. Further information concerning IRAs can be obtained from any district office of the IRS.



THE GABELLI FUNDS
Individual Retirement Custodial Account
Under Section 408 (A) of the
Internal Revenue Code




	This agreement is equivalent to form 5305-A (Rev. Dec.
1987), Department of the Treasury, Internal Revenue Service. (Note: Depositor should complete the section below, but need not return it. The completed application form contains the same information.)

		STATE OF


		COUNTY OF


		Depositor's Name


		Address


		Depositor's Soc. Sec # 			 Depositor's Date
of Birth


Custodian:

STATE STREET BANK AND TRUST COMPANY
P.O. BOX 8308
BOSTON, MA  02266-8308


	The Depositor whose name appears above is establishing an individual retirement account (under section 408(a) of the Internal Revenue Code) to provide for his or her retirement and for the support of his or her beneficiaries after death. The Custodian named above has given the Depositor the disclosure statement required under the Income Tax Regulations under section 408(i) of the Code.

	The Depositor has deposited with the Custodian ($
) in cash.

	The Depositor and the Custodian make the following agreement:

ARTICLE I

	The Custodian may accept additional cash contributions on behalf of the Depositor for a tax year of the Depositor. The total cash contributions are limited to $2,000 for the tax year unless the contribution is a rollover contribution described in section 402(a)(5), 402(a)(7), 403(a)(4), 403(b)(8), or 408(d)(3)
of the Code or an employer contribution to a simplified employee pension plan as described in section 408(k).

ARTICLE II

	The Depositor's interest in the balance in the Custodial
Account is nonforfeitable.

ARTICLE III

	(1) No part of the custodial funds may be invested in life insurance contracts, nor may the assets of the Custodial Account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408
(a)(5) of the Code).

	(2) No part of the custodial funds may be invested in collectibles (within the meaning of section 408(m) of the Code).

ARTICLE IV

	(1) The Depositor's entire interest in the Custodial Account must be, or begin to be, distributed by the Depositor's required beginning date, the April 1 following the calendar year end in which the Depositor reaches age 70 1/2. By that date, the Depositor may elect, in a manner acceptable to the Custodian, to have the balance in the Custodial Account distributed in:

	(a)	A single-sum payment.

(b)	An annuity contract that provides equal or substantially
equal monthly, quarterly, or annual payments over the life of the Depositor. The payments must begin by April 1 following the calendar year in which the Depositor reaches age 70 1/2.

(c)	An annuity contract that provides equal or substantially
equal monthly, quarterly, or annual payments over the joint and last survivor lives of the Depositor and his or her designated beneficiary. The payments must begin by the April 1 following the calendar year in which the Depositor reaches age 70 1/2.

(d)	Equal or substantially equal annual payments over a
specified period that may not be longer than the Depositor's life expectancy.

(e)	Equal or substantially equal annual payments over a
specified period that may not be longer than the joint life and last survivor expectancy of the Depositor and his or her designated beneficiary.

	Even if distributions have begun to be made under option
(d) or (e), the Depositor may receive a distribution of the balance in the Custodial Account at any time by giving written notice to the Custodian. If the Depositor does not choose any of the methods of distribution described above by the April 1 following the calendar year in which he or she reaches age 70 1/2, distribution to the Depositor will be made on that date by a single sum payment. If the Depositor elects as a means of distributions (b) or (c) above, the annuity contract must satisfy the requirements of section 408(1), (3), and (4) of the Code. If the Depositor elects as a means of distribution (d) or (e) above, the annual payment required to be made by the Depositor's required beginning date is for the calendar year the Depositor reaches age 70 1/2. Annual payments for the subsequent years, including the Depositor's required beginning date occurs, must be made by December 31 of that year.

	(2) If the Depositor dies before this or her entire interest in the account is distributed to him or her, the entire remaining interest will be distributed as follows:

(a)	If the Depositor dies on or after the Depositor's required
beginning date, distribution must continue to be made in accordance with paragraph 1.

(b)	If the Depositor dies before the Depositor's required
beginning date, the entire remaining interest will, at the election of the beneficiary or beneficiaries, either

(i)	Be distributed by the December 31 of the year containing
the fifth anniversary of the Depositor's death, or

(ii)	Be distributed in equal or substantially equal payments
over the life or life expectancy of the designated beneficiary or beneficiaries.

	The election of either (i) or (ii) must be made by December 31 of the year following the year of the Depositor's death. If the beneficiary or beneficiaries do not elect either of the distribution options described in (i) or (ii), distribution will be made in accordance with (ii) if the beneficiary is the Depositor's surviving spouse and in accordance with (i) if the beneficiary or beneficiaries are or include any one other than the surviving spouse. In the case of distributions under (ii), distributions must commence by December 31 of the year following the year of the Depositor's death. If the Depositor's spouse is the beneficiary, distribution need not commence until December
31, of the year the Depositor would have attained age 70 1/2, if later.

(c)	If the Depositor dies before his or her entire interest has
been distributed and if the beneficiary is other than the surviving spouse, no additional cash contributions or rollover contributions may be accepted in this account.

	(3)	In the case of distribution over life expectancy in
equal or substantially equal annual payments, to determine the minimum annual payment for each year, divide the Depositor's entire interest in the Custodial Account as of the close of business on December 31 of the preceding year by the life expectancy of the Depositor (or the joint life and last survivor expectancy of the Depositor and the Depositor's designated beneficiary, or the life expectancy of the designated beneficiary, whichever applies). In the case of distributions under paragraph (1), determine the initial life expectancy (or joint life and last survivor expectancy) using the attained ages of the Depositor and designated beneficiary as of their birthdays in the year the Depositor reaches age 70 1/2. In the case of distribution in accordance with paragraph (2)(b)(ii), determine life expectancy using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence. Unless the Depositor (or spouse) elects not to have life expectancy recalculated, the Depositor's life expectancy (and the life expectancy of the Depositor's spouse, if applicable) will be recalculated annually using their attained ages as of their birthdays in the year for which the minimum annual payment is being determined. The life expectancy of the designated beneficiary (other than the spouse) will not be recalculated. The minimum annual payment may be made in a series of installments (e.g. monthly, quarterly, etc.) as long as the total payments for the year made by the date required are not less than the minimum amounts required.

ARTICLE V

	Unless the Depositor dies, is disabled (as defined in section 72 (m) of the Code), or reaches age 59 1/2 before any amount is distributed from the Custodial Account, the Custodian must receive from the Depositor a statement explaining how he or she intends to dispose of the amount distributed.

ARTICLE VI

	(1) The Depositor agrees to provide the Custodian with information necessary for the Custodian to prepare any reports required under section 408(i) of the Code and the related regulations.

	(2) The Custodian agrees to submit reports to the Internal Revenue Service and the Depositor prescribed by the Internal
Revenue Service.

ARTICLE VII

	Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles that are not consistent with section 408(a) of the Code and related regulations will be invalid.

ARTICLE VIII

	This Agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the persons whose signatures appear on the application.

ARTICLE IX

	(1) All contributions to the Custodial Account made by or on behalf of the Depositor shall be invested in accordance with proper instructions received from time to time from the Depositor and shall be applied to purchase full and fractional shares
("Fund Shares") of any mutual fund managed by Gabelli Funds, Inc. and chosen by you in writing (hereinafter referred to as the Fund or the Mutual Fund) with respect to which State Street Bank and Trust Co. is the transfer agent. Custodian may perform any of its administrative duties through other persons designated by Custodian from time to time, except that Mutual Fund shares or other investments must be registered as stated in paragraph 3 of this Article IX; and Custodian may delegate all such duties to a subsidiary which is partially owned by Custodian's parent company; but no such delegation or future change therein shall be considered as an amendment to this Agreement.

	(2) Except in the case of a rollover contribution or a contribution to a Simplified Employee Pension Plan referred to in
Article I, the Depositor shall not for any taxable year of the Depositor contribute to the Custodial Account an amount in excess of the lesser of 100% of his compensation or $2,000, and the Depositor shall be fully and solely responsible for all taxes, interest and penalties which might accrue or be assessed by reason of any excess deposit, and interest, if any, earned thereon. Any contributions made by or on behalf of the Depositor in respect of a taxable year of the Depositor shall be made by or on behalf of the Depositor to the Custodian for a deposit in the Custodial Account within the time period for claiming a Federal income tax deduction for such contributions for such taxable year. Contributions must be made no later than the due date for filing the Depositor's tax return for the tax year (excluding extensions) or by such other date as from time to time provided by law. If a contribution is intended to be a rollover contribution referred to in Article I, the Depositor certifies that the source of the contribution qualifies the contribution as such, that no portion thereof consists of any amount considered to have been previously contributed by the Depositor as an employee (other than "deductible employee contributions" as defined in section 72 (o)(5) of the Code), that the contribution is being made to the Custodial Account no later than 60 days after receipt by the Depositor of the distribution giving rise to the rollover contribution, and that no previous rollover contribution has been made by the Depositor to or from another individual retirement account or individual retirement annuity with one (1) year of the date of the rollover contribution and that the rollover is in all respects permitted by law. It shall be the sole responsibility of the Depositor to determine the amount of the contributions to be made hereunder. The Depositor shall execute such forms as the Custodian may require in connection with any contribution hereunder.

	(3) Fund Shares held in the Custodial Account shall be registered in the name of the Custodian or its nominee. The Depositor shall be the beneficial owner of all mutual fund shares held in the Custodial Account. All dividends and capital gains distributions received on Fund Shares held in the Depositor's account shall, unless received in additional shares, be reinvested in shares of the Fund paying such dividends and distributions which Fund Shares shall be credited to such account. If any distributions of the Fund may be received at the election of the Depositor in additional shares or in cash or other property, the Custodian shall elect to receive additional shares.

	(4) The Custodian shall forward to the Depositor any notices, prospectuses, financial statements, proxies and proxy soliciting material relating to any such shares. The Custodian shall not vote any such shares except in accordance with the written instructions of the Depositor.

ARTICLE X

	The Custodian shall, from time to time, subject to the provisions of Article IV and V, make distributions out of the Custodial Account to the Depositor, in such manner and amounts as may be specified in written instructions of the Depositor. All such instructions shall be deemed to constitute a certification by the Depositor that the distribution so directed is one that the Depositor is permitted to receive. Notwithstanding the foregoing, upon the Depositor's death the distribution rules set forth in Article IV will not apply if the Depositor's spouse is the beneficiary and he or she elects to treat the account as his or her own IRA. In such case the spouse will be deemed to be the Depositor under this Agreement. A declaration of the Depositor's intention as to the disposition of an amount distributed pursuant to Article V hereof shall be in writing and given to the Custodian. The Custodian shall have no liability with respect to any contribution to the Custodial Account, any investment of assets in the Custodial Account or any distribution therefrom pursuant to instructions received from the Depositor or for any consequences to the Depositor arising from such contributions, investments or distributions including, but not limited to, excise and other taxes and penalties which might accrue or be assessed by reason thereof, nor shall the Custodian be under any duty to make any inquiry or investigation with respect thereto.


ARTICLE XI

	If the Depositor is disabled (as defined in section 72 (m) of the Code), the balance in the Custodial Account, or any portion thereof, may be distributed to him/her as soon as practicable after the Custodian receives a written notice of the Depositor's disability and a written request for distribution.
The Custodian may require such proof of disability as it deems necessary prior to the time that amounts are distributed to the Depositor on account of such disability.

ARTICLE XII

	The Depositor may designate and redesignate his/her beneficiary or beneficiaries on a form satisfactory to the Custodian and provided by the Fund for such purpose. To be effective, such designation must be received by the Custodian prior to the death of the Depositor. Such beneficiary or beneficiaries shall be entitled to the balance in the Custodial Account of the Depositor as provided in Paragraph 2 of Article
IV. Unless otherwise provided in the designation of beneficiary form, amounts payable by reason of Depositor's death will be paid to only the primary beneficiary or beneficiaries who survive the Depositor in equal shares, or, if no primary beneficiary or beneficiaries survive the Depositor, to the contingent beneficiary or beneficiaries who survive the Depositor in equal shares. If some but not all primary or contingent beneficiaries, as applicable, do not survive the Depositor, any amounts that such nonsurviving beneficiaries shall have been entitled to receive hereunder shall be divided among the surviving primary or contingent beneficiaries, as applicable, in proportion to the relative interests of the surviving primary or contingent beneficiaries. If no designation of beneficiary is in effect at the time of the Depositor's death or if no designated beneficiary survives the Depositor, the balance in the Custodial Account of the Depositor shall be paid to the legal representative of the estate of the Depositor.

ARTICLE XIII

	The Depositor acknowledges he/she has read the information distributed to him/her by the Custodian and agrees to assume full responsibility for all decisions as to deposits and withdrawals. The Depositor indemnifies the Custodian and saves it free and harmless from any and all claims arising out of any adverse consequences experienced by the Depositor as a result of his/her own decision, including but not limited to excise taxes and penalties. Any taxes which may be imposed upon the Custodial Account or the income thereof, but not excise taxes imposed upon the Depositor, may, in the discretion of the Custodian, be deducted from and charged against the Custodial Account.

ARTICLE XIV

	If, within 180 days after the mailing by the Custodian to the Depositor of a Fund transaction advice and/or Fund statement with respect to his/her account, the Depositor has not given the Custodian written notice of any exception of obligation thereto, such transaction advice and/or statement shall be deemed to have been approved in its entirely. In such case, or upon written approval of the Depositor, the Custodian shall be released, relieved and discharged with respect to all matters and statements set forth therein as though the report had been settled by judgment or decree of a court of competent jurisdiction.

ARTICLE XV

	The Custodian shall have no duties whatsoever except such duties as it specifically agrees to in writing, and no implied covenants or obligations shall be read into the Agreement against the Custodian. The Custodian shall not be liable under this Agreement, except for its own bad faith, gross negligence or willful misconduct. In performing its duties under this Agreement, the Custodian may hire agents, experts, and attorneys and delegate discretionary powers to, and rely upon information by such agents, experts, and attorneys.

ARTICLE XVI

	No interest, right, or claim in or any part of the Custodial Account or any payment therefrom shall be assignable, transferable, or subject to sale, mortgage, pledge, hypothecation, commutation, anticipation, garnishment, attachment, execution, or levy of any kind and the Custodian shall not recognize any attempt to assign, transfer, sell, mortgage, pledge, hypothecate, commute, or anticipate the same, except as required by law.

ARTICLE XVII

	Except for any excise taxes required by the Code to be paid by the Depositor, any income tax or other taxes of any kind whatsoever that may be levied or assessed upon or in respect to the Custodial Account shall be paid from the assets of the Custodial Account. Any transfer taxes incurred in connection with the investment and reinvestment of the assets of the Custodial Account, all other administrative expenses incurred by the Custodian in the performance of its duties, including fees for legal services rendered to the Custodian, shall be paid from the assets of the Custodial Account.

	The Custodian shall be entitled to receive and may charge against the Depositor's Custodial Account such reasonable compensation for its services in accordance with its fee schedule as from time to time in effect, and shall also be entitled to reimbursement of its expenses as Custodian under this Agreement. The Custodian will notify the Depositor in writing of any change in its fee schedule.

ARTICLE XVIII

	The Depositor hereby delegates to the Custodian and to the Fund the power to amend this Agreement from time to time as it deems appropriate, and hereby consents to all such amendments, provided, however, that all such amendments are in compliance with the provisions of the Code and the regulations promulgated thereunder. No amendment by the Custodian or the Fund shall cause or permit any part of the assets of the Custodial Account to be diverted to purposes other than for the exclusive benefit of the Depositor or his beneficiaries. All such amendments shall be effective as of the date specified in a written notice of amendment which will be sent to the Depositor.

ARTICLE XIX

	(1) The Fund at any time may remove the Custodian upon thirty days' written notice to that effect delivered to the Custodian, which notice shall also designate a successor custodian. The successor custodian shall satisfy the requirements of section 408 (h) of the Code, in that it shall be a bank (as defined in section 408 (h) of the Code) or other person who demonstrates, to the satisfaction of the Secretary of the Treasury or his delegate, that the manner in which such person will hold the assets of the Custodial Account will be consistent with the requirements of section 408 (h) of the Code. Upon receipt by the Custodian of written acceptance of such appointment by the successor custodian, the removal of the Custodian shall be effective, and the Custodian shall within thirty days of the effective date of the successor custodian's appointment, transfer and deliver to such successor custodian the assets of the Custodial Account and such records pertaining thereto as may be requested in writing by the successor custodian. The Custodian may, however, reserve such assets of the Custodial Account as it may deem advisable for the payment of all its fees, compensation, costs and expenses and for the payment of all other liabilities which are a charge on or against the assets of the Custodial Account or on or against the Custodian, and where necessary for this purpose may liquidate reserved Fund Shares. Any balance of such reserve remaining after the payment of all such items shall be paid over to the successor custodian.

	(2) The Custodian may resign at any time as custodian under this Agreement without liability, cost or expense of any kind upon thirty days' written notice to that effect delivered to the Depositor and the Fund. Upon receiving such notice of resignation, the Depositor or the Fund shall forthwith appoint a successor custodian which satisfies the requirements of section 408 (h) of the Code. Upon receipt by the Custodian of written acceptance by the successor custodian of such appointment, the custodian is authorized to act in the same manner as provided for in paragraph 1 of this Article as regards the transfer of assets to the successor custodian and the payments of the items referred to therein. In the event the Depositor or the Fund fail to appoint a successor custodian which has accepted its appointment within thirty days after receipt of the Custodian's notice of resignation, or removal, the Custodian shall terminate the Account and distribute the balance thereof to the Depositor, provided that the custodian may retain a reserve as set forth in this Article and shall follow the procedures set forth therein with respect to such reserve.

	(3) The Depositor may terminate the Custodial Account at any time, by delivering to the custodian a signed notice of termination. Upon such termination, and subject to a reservation of assets in the same manner as provided for in paragraph 1 of this Article, any and all assets remaining in the Custodial Account as of the date of termination shall be distributed to the Depositor, in cash, or in kind as directed by the Depositor.
This Agreement shall terminate upon the complete distribution of all of the assets of the Custodial Account.

	The Custodian, upon written direction of the Depositor and after submission to the Custodian of such documents as it may reasonably require, including a written acceptance by the new trustee or custodian, shall transfer the assets held under the Agreement (reduced by any amounts referred to in Article XVII and subject to the custodian's right to retain a reserve in accordance with the provisions of paragraph 1 hereof, to the Trustee or Custodian under any individual retirement account or under any Plan qualified under Section 401 (a) of the Code. The giving of such instructions by the Depositor shall constitute a certification to the Custodian that such individual retirement account, or qualified plan, is a plan qualified under the appropriate provisions of the Code.

ARTICLE XX

	The provisions of this Agreement shall apply to any successor custodian from the effective date of its appointment as such with the same force and effect as if such successor was the initial custodian hereunder.

ARTICLE XXI

	(1) If, because of an erroneous assumption as to compensation, or for any other reason a contribution which is an excess contribution within the meaning of section 408 (d) (4) is made on behalf of the Depositor for any year, adjustment of such excess contribution shall be made by the distribution in cash or in kind to the Depositor, upon written notice to the Custodian from the Depositor which states the amount of such excess contribution, or the full amount of such excess and any net income attributable thereto.

	(2) The Custodian shall have no liability with respect to any contribution to the Custodian Account, any investment of the assets in the Custodian Account, or any distribution therefrom pursuant to instructions received from the Depositor or in accordance with this Agreement, or for any consequences to the Depositor arising from such contributions, investments or distributions including, but not limited to, excise and other tax penalties which might accrue or be assessed by reason thereof, nor shall the Custodian be under any duty to make any inquire or investigation with respect thereto. The Depositor indemnifies the Custodian and saves it free and harmless from any and all claims, liability, cost, and expense (including reasonable attorney's fees) arising out of any adverse consequences experienced by the Depositor as a result of Depositor's decisions including, but not limited to, excise taxes and penalties.

	(3) The Custodian shall not be responsible for the purpose or propriety of any distribution made pursuant hereto. The Custodian may conclusively rely upon, be entitled to assume the truth of, and be protected in acting upon any written statement, order, direction, notice, instruction of other written instrument of or received from the Depositor in connection with this Agreement and believed by the Custodian to be genuine and to have been properly executed, and shall, so long as its acts in good faith, have no liability in taking or omitting to take any action based thereon. The Custodian shall be under no duty of inquiry with respect to any such writing, but in its discretion may request any tax waivers, proof of signatures, or other evidence which it reasonably deems necessary for its protection. The Depositor and the successors of the Depositor, as appropriate, including any executor or administrator of the Depositor shall, to the extent permitted by law, indemnify against and save harmless the Custodian and its successors and assigns from any and all claims, actions or liabilities of the Custodian to the Depositor or the successors of the Depositor whatsoever
(including all reasonable expenses incurred in defending against any of the foregoing) which may arise in connection herewith, except such as may arise from the Custodian's own bad faith, gross negligence or willful misconduct. The Custodian shall not be under any duty to take any action other than as herein specified with respect hereto, unless the Depositor shall furnish it with instruction in proper form and such instructions shall have been specifically agreed to by the Custodian, or to defend or engage in any suit with respect hereto unless it shall have first agreed in writing to do so and shall have been fully indemnified to its satisfaction.

ARTICLE XXII

	The Depositor shall be fully and solely responsible for all taxes and penalties which might accrue or be assessed for having failed to make the annual minimum withdrawal commencing no later than April 1 following the calendar year in which he/she attains the age of seventy and one-half (70 1/2) or for any year thereafter.

ARTICLE XXIII

	The Custodian and the Depositor hereby waive and agree to waive the right to trial by jury in an action or proceeding instituted in respect to the Custodial Account. The Depositor further agrees that the venue of any litigation between the Depository and the Custodian with respect to the Custodial Account shall be in the Commonwealth of Massachusetts.

	This Agreement and the Custodial Account created hereby shall be subject to the applicable laws, rules and regulations, as the same may from time to time be amended, of the Federal government and the Commonwealth of Massachusetts and the agencies and instrumentalities thereof, and shall be governed by and construed, administered and enforced according to the laws of the Commonwealth of Massachusetts. All contributions to the Custodial Account shall be deemed to take place in the Commonwealth of Massachusetts.

ARTICLE XXIV

	Any notice herein required or permitted to be given to the Custodian or the Fund shall be deemed to have been given if mailed to and actually received by the Custodian or the Fund at
1) State Street Bank and Trust Co., c/o National Financial Data Services, P.O. Box 419732, Kansas City, MO. 64141-6732 or 2) by registered or certified mail at National Financial Data Services, 1100 Main Street, Suite 402, Kansas City, MO 64105 or other such address as the Custodian shall provide the Depositor from time to time. Any notice herein required or permitted to be given to the Depositor shall be deemed to have been given when mailed to the Depositor at the Depositor's last address of record provided to the Custodian.

ARTICLE XXV

	Words in the masculine include the feminine, the singular includes the plural, and vice versa, unless qualified by the context.